Exhibit 12.1

EP ENERGY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Successor					Predecessor
	Quarter Ended March 31,	Quarter Ended March 31,	Years Ended December 31,		March 23 to December 31,	January 1 to May 24,	Years Ended December 31,
	2015	2014	2014	2013	2012	2012	2011	2010

Earnings
Income (loss) from continuing operations before income taxes	$29	$(53)	$1,262	$42	$(305)	$321	$628	$709
Loss from equity investees	—	—	—	12	2	5	7	7
Income (loss) before income taxes before adjustment for loss from equity investees	29	(53)	1,262	54	(303)	326	635	716

Fixed charges	89	83	339	342	231	18	25	30
Distributed income of equity investees	—	—	—	24	14	8	46	50
Capitalized interest	(4)	(5)	(21)	(19)	(12)	(4)	(10)	(7)
Total earnings available for fixed charges	$114	$25	$1,580	$401	$(70)	$348	$696	$789

Fixed charges
Interest and debt expense	$88	$82	$337	$340	$230	$18	$25	$30
Interest component of rent	1	1	2	2	1	—	—	—
Total fixed charges	$89	$83	$339	$342	$231	$18	$25	$30

Ratio of earnings to fixed charges(1)	1.28x	—	4.66x	1.17x	—	19.33x	27.84x	26.30x

(1) Earnings for the quarter ended March 31, 2014 and the period from March 23 to December 31, 2012 were inadequate to cover fixed charges by $58 million and $301 million, respectively.

For purposes of computing these ratios, earnings means income (loss) from continuing operations before income taxes before income or loss from equity investees, adjusted to reflect actual distributions from equity investments and fixed charges less capitalized interest.  Fixed charges means the sum of interest costs (not including interest on tax liabilities which is included in income tax expense on our income statement), amortization of debt costs and that portion of rental expense we believe reflects a reasonable approximation of the interest component of rent expense.